Upholstery International, Inc

8005 W. 183rd Street, Suite E

Tinley Park, IL 60423

Securities and Exchange Commission July 16, 2015

Division of Corporate Finance

100 F Street, N.E.

Washington DC 20549

Attention: Larry Spirgel, Assistant Director

Kathleen Krebs

Re: Upholstery International, Inc.

Amendment No. 11 to Registration Statement on Form S-1 Filed May 12, 2015

File No. 333-195209

Dear Sir/Madam:

Enclosed is our response to your comments of May 12, 2015. As per your request attached you will find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at Telephone: 708-372-2726 or ken@kenscustomupholstery.com

Sincerely,

Upholstery International, Inc

/s/ Ken Kovie

Ken Kovie

Chief Executive Officer

 General

1.	We note your response to comment 1 of our prior letter and the revised footnotes on the selling shareholder table identifying some sellers as children of other selling shareholders. However, we still require your analysis. Therefore, in your next response letter, please provide us with your analysis of the number of purchasers in your offerings made in reliance upon Rule 506(b) based on the definition provided in Rule 501(e) of Regulation D.

Response: we have removed the minor children as shareholders and added those shares into custodian accounts.

2.	We refer you to the financial statement updating requirements of Rule 8-08 of Regulation S-X.

Response: we have updated the financial statements

Summary Information about Upholstery International, Inc., page 5

3.	Please revise your total liabilities to agree to the Consolidated Balance Sheet at December 31, 2014.

Response: revised

Note 7. Financing Loans, page F-9

4.	We note your responses to comments 3 and 4. Please disclose the current status of the delinquent financing loans with EBF Partners, LLC (EBF) and PIRS Capital, LLC (PIRS). Describe the recourse available to both EBF and PIRS due to non-payment, and steps your company is taking to become current and/or modify terms of these loans with the lenders. Also, with a view toward expanded disclosure, please tell us if you are current on the required daily payments on your three loans with Continental Capital Advance, Inc. (Continental), which we note was amended on December 29, 2014.

Response: revised in March 31, 2015 FS

Note 13. Subsequent Events, page F-10

5.	We note your response to comment 4. Please tell us and update your disclosure regarding the status of your delinquent financing loans since January 28, 2015 when you stopped making daily payments

Response: revised in March 31, 2015 FS

Capital Resources and Liquidity, pages 26 and 27

6.	We note your response to comment 5. Please disclose the status of your delinquent financing loans with EBF and PIRS, including what impact this may have on your results of operations and financial condition. In your discussion, please advise what steps you are taking to either modify these loans or become current on payments, the recourse the lenders may have against your business if you are unable to remedy the conditions of default, and the overall impact on your liquidity.

Response: updated